

Mail Stop 4546

September 7, 2017

VIA E-mail
Mr. Philip V. Bancroft
Executive Vice President and Chief Financial Officer
Chubb Limited
Baerengasse 32
Zurich, Switzerland CH-8001

> **Re: Chubb Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-11778**

Dear Mr. Bancroft:

We have reviewed your August 11, 2017 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our August 1, 2017 letter.

Notes to Consolidated Financial Statements
Note 7: Unpaid losses and loss expenses
c) Loss Development Tables, page F-46

1. We acknowledge your response to prior comment 4. Please tell us and quantify the causes of additional favorable loss development in your Overseas General Insurance segment for 2016. In this regard, it appears that you have identified only about $300 million or 71% of the $423 million in favorable development depicted in the table on page 57 as follows:
   - A total of $132 million in favorable development depicted in the two loss development tables beginning on page F-54;
   - A total of $75 million in favorable development from accident years prior to those depicted in the tables beginning on page F-54;

- $93 million in favorable development associated with the impact of removing the quarter lag in reporting from certain businesses acquired as part of your merger with The Chubb Corporation; and
- An immaterial amount associated with differences in the handling of foreign exchange rates in the loss development tables as compared to those used to record losses in your financial statements.

Separately tell us your consideration for disclosing the information regarding the additional favorable development in your filing.

2. Also from your response to prior comment 4, it appears that the impact on apparent loss development depicted in your loss development tables for 2016 of the extra quarter of loss activity associated with removing the quarter lag in reporting from certain businesses acquired as part of your merger with The Chubb Corporation is significant. Please tell us why you do not separately disclose the impact on the relevant loss development tables.

3. Finally in your response to prior comment 4, you indicate that "one cannot relate long-tail with casualty and short-tail with non-casualty" and provide an example which indicates that you combine short-tail and long-tail lines (as delineated in your Management's Discussion and Analysis, or MD&A) within certain of your loss development tables. It is not necessarily apparent from your loss development table disclosures throughout Note 7 that these tables include lines with different tails. Please address the following:
   - In order to help us assess whether you combine lines with significantly different characteristics within a table, please tell us in which tables and to what extent you combine short-tail lines with long-tail lines and why useful information is not obscured by this aggregation. Refer to ASC 944-40-50-4H.
   - You present information in your loss development tables on a basis that is different from the short-tail/long-tail basis shown in your prior period development table in MD&A on page 57 and in your loss development discussions in Note 7 beginning on page F-60. Tell us why you believe this is useful to investors. In your response, include a schedule showing the loss development for 2016 for each of your loss development tables by short-tail and long-tail, and reconcile these amounts to the 2016 short-tail and long-tail loss development amounts by segment included in the table on page 57 within MD&A.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance